

10032015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2010
WASH, D.C.
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36700 Woodward Avenue, Suite 200
(No. and Street)

Bloomfield Hills (City) Michigan (State) 48304-0930 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan E. Flam (248) 433-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter C. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Asset Management, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



JOAN E. FLAM
Notary Public, State of Michigan
County of Macomb
My Commission Expires Oct. 27, 2014
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFESSIONAL ASSET MANAGEMENT, INC.
TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of Professional Asset Management, Inc.
Bloomfield Hills, Michigan

We have audited the accompanying balance sheets of Professional Asset Management, Inc. as of September 30, 2010 and 2009 and the related statements of stockholders' equity, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Asset Management, Inc. as of September 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has signed an agreement for the sale of its assets, subject to the approval of the Financial Industry Regulatory Authority (FINRA). The financial statements do not include any adjustments that reflect the outcome of this uncertainty.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

November 22, 2010

PROFESSIONAL ASSET MANAGEMENT, INC.
BALANCE SHEETS
September 30, 2010 And 2009

ASSETS

	2010	2009
Cash and cash equivalents	$127,808	$162,412
Accounts receivable:		
Brokers, dealers and clearing organization	147,882	108,200
Deposit - clearing organizations	50,906	25,906
Salesmen	2,665	3,849
Other	1,618	989
Other assets:		
Deposits	4,036	4,036
Prepaid taxes	1,006	7,006
	$335,921	$312,398

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Accounts payable:		
Commissions	$115,360	$ 89,595
Accrued expenses	11,674	-
Federal Income Tax (Note 2)	-	-
Total liabilities	127,034	89,595
Stockholders' equity: (Note 4)		
Common stock, par value $0.10 per share; 50,000 shares authorized; issued 1,000 shares, 2010 and 1,030, 2009	100	103
Capital in excess of par value	9,900	13,024
Retained earnings	198,887	209,676
Total stockholders' equity	208,887	222,803
	$335,921	$312,398

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended September 30, 2010 And 2009

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholders' Equity
Balance, September 30, 2008	$ 153	$ 17,974	$296,535	$314,662
Net income for the year ended September 30, 2009	-	-	9,106	9,106
Redemption of 500 shares of common stock (Note 4)	(50)	(4,950)	(95,965)	(100,965)
Balance, September 30, 2009	103	13,024	209,676	222,803
Net loss for the year ended September 30, 2010	-	-	(4,582)	(4,582)
Redemption of 30 shares of common stock (Note 4)	(3)	(3,124)	(6,207)	(9,334)
Balance, September 30, 2010	$ 100	$ 9,900	$198,887	$208,887

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF INCOME
For The Years Ended September 30, 2010 And 2009

	2010	**2009**
Income:		
Commissions and fees	$2,392,691	$2,020,215
Interest income	215	1,052
Total income	2,392,906	2,021,267
Commissions and clearing charges:		
Commissions paid	1,999,475	1,794,942
Clearing charges	63,873	31,140
Total commissions and clearing charges	2,063,348	1,826,082
Gross profit from operations	329,558	195,185
Selling, general and administrative expenses	334,140	186,079
Income (loss) before provision for taxes	(4,582)	9,106
Provision for taxes:		
Federal income tax (Note 2)	-	-
Michigan business taxes	-	-
Total provision for taxes	-	-
Net income (loss)	$ (4,582)	$ 9,106

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2010 And 2009

	2010	2009
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$ 2,348,782	$ 2,016,145
Interest received	215	1,011
Commissions paid	(1,972,526)	(1,785,587)
Clearing charges	(60,340)	(32,514)
Other selling, general and administrative expenses paid	(322,401)	(212,764)
Federal income taxes refunded-net	6,000	14,000
Clearing deposits paid	(25,000)	-
Net cash provided (used) by operating activities	(25,270)	291
Cash flows from financing activities:		
Redemption of Common Stock (Note 4)	(9,334)	(100,965)
Net cash (used) by financing activities	(9,334)	(100,965)
Net decrease in cash and cash equivalents	(34,604)	(100,674)
Cash and cash equivalents at beginning of year	162,412	263,086
Cash and cash equivalents at end of year	$ 127,808	$ 162,412
Reconciliation of net income to net cash provided by operating activities:		
Net income (loss)	$ (4,582)	$ 9,106
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	(64,127)	19,112
Prepaid taxes	6,000	14,000
Increase (decrease) in:		
Accounts payable	25,765	(15,242)
Accrued expenses	11,674	(26,685)
Total adjustments	(20,688)	(8,815)
Net cash provided (used) by operating activities	$ (25,270)	$ 291

See accompanying notes.

Note 1 - ORGANIZATION

Professional Asset Management, Inc. provides investment services as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA).

In August, 2010, the Company signed an agreement for the sale of its assets. On September 15, 2010, the Company filed with FINRA for approval of the transfer of its brokerage accounts and sales representatives to the purchaser of the assets, another registered broker-dealer. When the transfer is approved by FINRA, the Company will withdraw as a registered broker-dealer.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through November 22, 2010, which is the same date the financial statements were available to be issued.

Federal Income Taxes

Federal income taxes in the amount of approximately $1,400 for the year ended September 30, 2009 were offset by an available net operating loss carryforward from the prior year.

The Company has available a net operating loss carryforward of approximately $27,500 to offset against future taxable income.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2010, the Company's net capital was $182,326 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was .70 to 1.

Note 4 – STOCKHOLDERS' EQUITY

During the years ended September 30, 2010 and 2009, the Company redeemed the common stock of two of it's stockholders. The charge to the stockholders' equity is summarized as follows:

	Amount	
	2010	2009
Par value of common stock redeemed	$ 3	$ 50
Capital in excess of par value	3,124	4,950
Retained earnings	6,207	95,965
	$ 9,334	$100,965

Note 5 - LEASE COMMITMENTS

The Company leases all operating facilities on a month to month basis. For the years ended September 30, 2010 and 2009 the total operating lease expenses amounted to $97,538 and $41,136, respectively, and is included in selling, general and administrative expenses in the attached Statement of Operations.

During the year ended September 30, 2010 the Company began leasing additional office space on a month to month basis.

Note 5 - CONTINGENCIES

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC), and, as such, is subject to regulatory examinations from time to time. During the year ended September 30, 2010, FINRA and the SEC conducted examinations regarding various regulatory matters. As of September 30, 2010, the results of these examinations have not been finalized. It is the opinion of management that the outcome of these examinations will not have a material adverse affect on the Company's financial position.

SUPPORTING SCHEDULES

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER REULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2010

1.	Total ownership equity	$208,887
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	208,887
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	208,887
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	26,561
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	182,326
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities: 4. Other securities	-
10.	Net capital	182,326
13.	Net capital requirement	50,000
14.	Excess net capital	$132,326

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2010
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$127,034
19.	Total aggregate indebtedness liabilities	$127,034
20.	Percentage of aggregate indebtedness to net capital	70%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Professional Asset Management, Inc. and included in the Company's unaudited Part IIA, Amended FOCUS Report filing as of the same date.

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
September 30, 2010

Professional Asset Management, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".


SEC MAIL PROCESSING
RECEIVED
NOV 29 2010
WASH. D.C.
200
SECTION

PROFESSIONAL ASSET MANAGEMENT, INC.

SUPPLEMENTAL REPORT OF THE STATUS OF

MEMBERSHIP IN THE SIPC

PURSUANT TO RULE 17a-5 (e) (4) OF THE

SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2010

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Professional Asset Management, Inc.
Bloomfield Hills, MI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2009 to September 30, 2010, which were agreed to by Professional Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Professional Asset Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Professional Asset Management Inc.'s management is responsible for Professional Asset Management Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the amended Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010 with the amounts reported in the amended Form SIPC-7 for the period from October 1, 2009 to September 30, 2010 noting no differences;

3. Compared any adjustments reported in amended Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the amended Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William L. Minalett & Co. P.C.

November 22, 2010

PROFESSIONAL ASSET MANAGEMENT, INC.
SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC
September 30, 2010

To the Securities and Exchange Commission:

This supplemental report of the status of membership in the SIPC is furnished in conjunction with our report as of September 30, 2010, and covers the SIPC general assessment reconciliation for the period October 1, 2009 to September 30, 2010, pursuant to Rule 17a-5(e)(4).

The following checks were made payable to the Securities Investor Protection Corporation and was mailed to SIPC on the date indicated.

Date	Description	General Assessment Amount
4/23/10	Assessment paid with SIPC-6 2010 general assessment form	$ 567.81
10/22/10	Assessment paid with SIPC-7 2010 general assessment form	634.25
	Total	1,202.06
	Total general assessment per the amended SIPC-7 for the year ended September 30, 2010	506.17
	Balance due (overpaid)	$ (695.89)

Sincerely,

Professional Asset Management, Inc.



Signature



Title

PROFESSIONAL ASSET MANAGEMENT, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

September 30, 2010

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

To Management and Stockholders
Professional Asset Management, Inc.
Bloomfield Hills, MI

In planning and performing our audit of the financial statements of Professional Asset Management, Inc. for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management on November 22, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Reinoldt & Co. P.C.

November 22, 2010